UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (Amendment No. ___)*

                          BEI MEDICAL SYSTEMS CO., INC.
                                (Name of Issuer)

                         COMMON STOCK, $0.001 PAR VALUE
                         (Title of Class of Securities)

                                  05538E109
                                 (CUSIP Number)

                            HOLLYBANK INVESTMENTS, LP
                       ONE INTERNATIONAL PLACE, SUITE 2401
                           BOSTON, MASSACHUSETTS 02110
                                (617) 310-5110
         (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)

                                  MAY 19, 1999
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ( ).

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D                                                   PAGE 2 OF 7 PAGES
CUSIP No. 05538E109



--------------------------------------------------------------------------------
1             NAME OF REPORTING PERSON
              SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

              Hollybank Investments, LP
--------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)   ( )
                                                                       (b)   (X)
--------------------------------------------------------------------------------
3             SEC USE ONLY

--------------------------------------------------------------------------------
4             SOURCE OF FUNDS*
              00
--------------------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)                        ( )
--------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware
--------------------------------------------------------------------------------
NUMBER OF     7         SOLE VOTING POWER
SHARES                  839,000
BENEFICIALLY
OWNED BY
              ------------------------------------------------------------------
EACH          8         SHARED VOTING POWER
REPORTING               None
PERSON WITH
              ------------------------------------------------------------------
              9         SOLE DISPOSITIVE POWER
                        839,000
              ------------------------------------------------------------------
              10        SHARED DISPOSITIVE POWER
                        None
--------------------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              839,000
--------------------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*
                     ( )
--------------------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              10.8%
--------------------------------------------------------------------------------
14            TYPE OF REPORTING PERSON*
              PN

--------------------------------------------------------------------------------
              *SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D                                                   PAGE 3 OF 7 PAGES
CUSIP No. 05538E109



--------------------------------------------------------------------------------
1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             Dorsey R. Gardner
--------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) ( )
                                                                         (b) (X)

--------------------------------------------------------------------------------
3            SEC USE ONLY

--------------------------------------------------------------------------------
4            SOURCE OF FUNDS*
             00
--------------------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                       ( )
--------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION
             United States
--------------------------------------------------------------------------------
             7        SOLE VOTING POWER
NUMBER OF             88,000XX
SHARES                XX Please refer to Item 5, page 5 for disclaimer of
BENEFICIALLY          beneficial ownership
             -------------------------------------------------------------------
OWNED BY     8        SHARED VOTING POWER
EACH                  None
REPORTING
PERSON WITH
             -------------------------------------------------------------------
             9        SOLE DISPOSITIVE POWER
                      88,000XX
                      XX  Please  refer  to Item  5,  page 5 for  disclaimer  of beneficial ownership
             -------------------------------------------------------------------
             10       SHARED DISPOSITIVE POWER
                      None
--------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             88,000XX

             XX Please  refer to Item 5,  page 5 for  disclaimer  of  beneficial ownership
--------------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*            (X)
--------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             1.1%XX

             XX Please  refer to Item 5,  page 5 for  disclaimer  of  beneficial ownership
--------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON*
             IN
--------------------------------------------------------------------------------

             *SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D                                                   PAGE 4 OF 7 PAGES
CUSIP No. 05538E109



ITEM 1.  SECURITY AND ISSUER.

      The title of the class of equity securities to which this statement relates is the Common Stock, par value $0.001 per share (the "Shares"), of BEI Medical Systems, Co., Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive office is 100 Hollister Road, Teterboro, New Jersey 07608.

ITEM 2.  IDENTITY AND BACKGROUND

      The persons filing this Statement are Hollybank Investments, LP, a Delaware limited Partnership ("LP") and Dorsey R. Gardner, the geneal partner of LP ("Gardner"). The business address of both Gardner and LP is One International Place, Suite 2401, Boston, Massachusets, 02110. LP was formed on January 14, 1994, and is authorized to conduct any business which may be legally conducted by a limited partnerhsip under the laws of Delaware. As of the date hereof, LP's sole business is securitiees investmenet. During the last five years, neither Gardner nor LP has been convicted in a criminal proceeding (excluding traffic violations and similar misdemenaors), nor has either Gardner or LP been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Gardner or LP was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

This statement relates specifically to the following transactions in the Shares:
Gardner's May 18, 1998 purchase of 2,000 Shares at a per share price of $1.05 and Gardner's May 19, 1998 purchase of 18,000 Shares at a per share price of $1.09, both such purchases effected via NASDAQ trades. These purchases, when aggregated with Gardner's previously purchased Shares, gives Gardner direct beneficial ownership of 88,000 of the 7,778,296 outstanding Shares, thus, triggering  this  reporting  requirement  on Schedule D.  Gardner's  Shares when aggregated with LP's previously purchased Shares, gives Gardner deemed beneficial ownership of 927,000 of the 7,778,296 outstanding Shares. Gardner used his personal funds for these purchases and any other purchases while LP used its working capital for its purchases.

ITEM 4.  PURPOSE OF TRANSACTION.

      LP and Gardner have acquired their respective shares strictly for the purpose of equity security investment. Neither Gardner nor LP has any present plans or proposals which would relate to or result in:

SCHEDULE 13D                                                   PAGE 5 OF 7 PAGES
CUSIP No. 05538E109

      (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

      (b)  An   extraordinary   corporate   transaction,   such  as  a   merger,
reorganization or liquidation, involving the Company or any of its subsidiaries;

      (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

      (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

      (e) Any material change in the present capitalization or dividend policy of the Company;

      (f) Any other material change in the Company's business or corporate structure;

      (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

      (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

      (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

      (j) Any action similar to any of those enumerated above.

      LP and  Gardner  have  previously  filed a  Schedule  13G with the SEC.  A
Schedule 13D is being filed solely because of Gardner's recent purchases of Shares, when combined with previous purchases, exceed one percent of the Company's outstanding Shares.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

      (a)(i) As of the date of this Statement, LP is the beneficial owner of 839,000 Shares (approximately 10.8% of the 7,778,296 outstanding Shares on December 10, 1998, based on information provided in the Company's most recent Annual Report on Form 10K filed January 4, 1999). Gardner, as general partner of LP, may be deemed to beneficially own Shares beneficially owned by LP. Except to the extent of his interest as a limited partner in LP, Gardner expressly

SCHEDULE 13D                                                   PAGE 6 OF 7 PAGES
CUSIP No. 05538E109


disclaims such beneficial ownership and the filing of this statement shall not be construed as an admission that Gardner is the beneficial owner of the Shares owned by LP and covered by this Statement.

      (ii) As of the date of this Statement, Gardner beneficially owns 88,000 Shares (approximately 1.1% of the 7,778,296 outstanding Shares as on December 10, 1998, based on information provided in the Company's most recent Annual Report on Form 10K filed January 4, 1999). Except to the extent of his interest as a limited partner in LP, Gardner expressly disclaims beneficial ownership of any Shares which may be beneficially owned by LP, and the filing of this statement shall not be construed as an admission that Gardner is the beneficial owner of such Shares.

      (b) LP has sole voting power and sole investment power with respect to the Shares reported in (a)(i) above. Gardner has sole voting power with respect to the Shares listed in (a)(ii) above.

      (c)(i)  LP  has,   during  the  past  60  days,  not  effected  any  Share
transactions.

      (ii) Other than the acquisition described in Item 3 above, Gardner has, during the past 60 days, not effected any Share transactions.

      (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of Shares reported on this Statement.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      There are no contracts, arrangement, understandings or relationships (legal or otherwise) between LP or Gardner and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

      The following document is filed herewith as an exhibit to this statement:

      (a)   Joint Filing Agreement

SCHEDULE 13D                                                   PAGE 7 OF 7 PAGES
CUSIP No. 05538E109



                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    HOLLYBANK INVESTMENTS, LP


                                    By: /s/ Dorsey R. Gardner
                                       -----------------------------------
                                            Dorsey R. Gardner
                                            General Partner


                                    /s/ Dorsey R. Gardner
                                    --------------------------------------
                                    Dorsey R. Gardner

Date:  June 4, 1999

                                  SCHEDULE 13D





                                  EXHIBIT INDEX



                          99.1 Joint Filing Agreement

                                    AGREEMENT


      Pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D (or any amendment thereof) need be filed on their behalf with respect to the beneficial ownership of any equity securities of BEI Medical Systems Co., Inc. or any subsequent acquisitions or disposition of equity securities of BEI Medical Systems Co., Inc. by any of the undersigned.


Date:  June 4, 1999

                                          HOLLYBANK INVESTMENTS, LP



                                          By: /s/ Dorsey R. Gardner
                                              -------------------------------
                                                  Dorsey R. Gardner
                                                  General Partner



                                          /s/ Dorsey R. Gardner
                                          -----------------------------------
                                              Dorsey R. Gardner